                                                                                                      File No. 1-8610

                                                           UNITED STATES
                                                SECURITIES AND EXCHANGE COMMISSION

                                                       Washington, D.C. 20549

                                                      -------------------------

                                                             FORM 11-K

                                                            ANNUAL REPORT

                                                      -------------------------

                                                   Pursuant to Section 15(d) of the
                                                    Securities Exchange Act of 1934

                                               For the fiscal year ended December 31, 2003

                                                     Commission File Number l-8610

                                           ---------------------------------------------------

                                                     SBC SAVINGS AND SECURITY PLAN

                                           ---------------------------------------------------

                                                        SBC COMMUNICATIONS INC.

                                                175 E. Houston, San Antonio, Texas 78205

                                       Financial Statements, Supplemental Schedules and Exhibit

                                                        Table of Contents                                        Page

Report of Independent Registered Public Accounting Firm.........................................................  1

Financial Statements:

         Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002.......................  2

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 2003...........................................................................  3

         Notes to Financial Statements..........................................................................  4

Supplemental Schedules:

Exhibit:

         23 - Consent of Independent Registered Public Accounting Firm

                                                 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SBC Communications Inc., Plan Administrator
    for SBC Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of SBC Savings and Security Plan as of December 31,
2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those
standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31,
2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, delinquent participant contributions and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure
under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                /s/ ERNST & YOUNG LLP

San Antonio, Texas
June 21, 2004

                                                      SBC SAVINGS AND SECURITY PLAN
                                             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                          (Dollars in Thousands)

                                                                            December 31,
                                                                ---------------------------------------
                                                                    2003                   2002
                                                               ---------------        ----------------
ASSETS

Investments (See Note 3)                                    $       4,732,060      $        4,471,815
Dividends and interest receivable                                          31                      65
Receivable for investments sold                                           603                      55
Contributions receivable                                                    -                      45
                                                               ---------------        ----------------

   Total Assets                                                     4,732,694               4,471,980
                                                               ---------------        ----------------

LIABILITIES

Administrative expenses payable                                         2,025                     526
Payable for investments purchased                                       3,305                   3,241
Excess Contribution                                                        29                       -
                                                               ---------------        ----------------

   Total Liabilities                                                    5,359                   3,767
                                                               ---------------        ----------------

Net Assets Available for Benefits                           $       4,727,335      $        4,468,213
                                                               ===============        ================

See Notes to Financial Statements.

                                                     SBC SAVINGS AND SECURITY PLAN
                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                   FOR THE YEAR ENDED DECEMBER 31, 2003
                                                          (Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2002        $       4,468,213

Additions to Net Assets:
  Contributions:
      Participant contributions                                       287,614
      Employer contributions                                          155,455
                                                               ---------------
                                                                      443,069

Investment Income:
  Net appreciation in value of investments                             95,766
  Dividends on SBC common shares                                      132,958
  Interest                                                             51,914
                                                               ---------------

                                                                      280,638
                                                               ---------------

    Total Net Additions                                               723,707
                                                               ---------------

Deductions from Net Assets:
  Administrative expenses                                               8,246
  Distributions                                                       456,337
  Transfer to other plan (See Note 1)                                       2
                                                               ---------------

    Total Deductions                                                  464,585
                                                               ---------------

Net Assets Available for Benefits, December 31, 2003        $       4,727,335
                                                               ===============

See Notes to Financial Statements.

                                                     SBC SAVINGS AND SECURITY PLAN
                                                     NOTES TO FINANCIAL STATEMENTS
                                                        (Dollars in Thousands)

 1.   Plan Description - The SBC Savings and Security Plan (Plan) was established by SBC Communications Inc. (SBC or the Company) to
     provide a convenient way for eligible employees to save for retirement on a regular and long-term basis.  The majority of eligible employees are represented by the Communications Workers of America.  The following description of the Plan provides only general information.  The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses.  The
     Plan text and prospectus include complete descriptions of these and other Plan provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     In 2000, SBC entered into the Cingular Wireless (Cingular) joint venture agreement with BellSouth Corporation.  As a result of this agreement, certain SBC employees were leased to Cingular.  In December 2001 these employees became Cingular employees.
     During 2003 the Plan transferred approximately $2 to State Street Bank and Trust related to those former employees who became employees of Cingular.

     Participants can invest their contributions in one or more of the following funds in five dollar or 1% increments:  the SBC
     Shares Fund, the Bond Fund, the Large Cap Stock Fund, the Interest Income Fund, the Asset Allocation Fund, the Global Equity
     Fund, the Mid and Small Cap Stock Fund and the International Stock Fund.

     Company matching contributions are made solely in the form of shares of SBC's common stock held in an Employee Stock Ownership
     Plan (ESOP) which is a separate investment account of this Plan.

     Dividends on shares in the SBC Shares Fund and the ESOP can either be reinvested in the SBC Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year.  At the end of the year, dividends held in the DFA are paid out to the participant.  Interest earned on dividends held in the DFA will be paid into the SBC Shares Fund.  During 2003, Plan participants elected to receive $25,525 in dividend distributions.  This amount is included in distributions on the statement of changes in net assets.

     Although it has not expressed any intent to do so, SBC has the right under the Plan to discontinue its  contributions  at any time and to  terminate  the Plan  subject  to the  provisions  of  ERISA.  In the event  that the Plan is  terminated,  subject  to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

2.   Accounting Policies - The values of investments are determined as follows: SBC common shares on the basis of the closing price as reported on the New York Stock Exchange; contracts with insurance companies and other financial institutions at principal plus reinvested interest which approximates fair value; common collective trust funds at values obtained from fund managers; and
     temporary cash investments at cost, which approximates fair value.  Purchases and sales of securities are reflected as of the trade date.  Dividend income is recognized on the ex-dividend date.  Interest earned on investments is recognized on the accrual basis.

     The accompanying financial statements were prepared in conformity with accounting principles generally accepted in the United
     States, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.   Investments - Investments representing 5% or more of Plan net assets at either December 31, 2003 or 2002 were:

                                                                            2003              2002
                                                                       --------------    -------------
     Employee Stock Ownership Plan *
     SBC common shares                                             $       1,034,075  $     1,012,278

     SBC Shares Fund
     SBC common shares                                             $       1,507,927  $     1,581,928

     Large Cap Stock Fund
     Barclays Global Investors Equity Index Fund F                 $         528,101  $       399,612

      *  Nonparticipant-directed

     During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year)
     appreciated (depreciated) in value as follows:

     Common Stock                                            $     (93,288)
     Common Collective Trusts                                      189,054
                                                               -------------
     Total                                                   $      95,766
                                                               =============

     The Interest Income Fund consists of contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer.  Interest crediting rates are generally established when the contract is purchased and are periodically reset.  For the years ended December 31, 2003 and 2002, the average interest rates earned on these contracts were 4.44% and 5.39%.  At December 31, 2003, the fixed crediting interest rates on these contracts ranged from 3.24% to 7.97%.  At December 31, 2002, the fixed crediting interest rates on these contracts ranged from 2.83% to 8.00%.  No valuation reserves were recorded to adjust contract amounts as of December 31, 2003 or 2002.

     The Interest Income Fund invests in both guaranteed investment contracts (GICs) and synthetic investment contracts (SICs).  SICs differ from GICs in that the assets supporting the SICs are owned by the Plan.  A bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value.  Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value.  The assets supporting the GICs and SICs generally consist of high quality fixed income securities with a fair value of $778,091 and $777,862 at December 31, 2003 and
     2002.

     The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4.   Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

                                                                      2003             2002
                                                                  -------------    -------------
     Assets
     SBC common shares                                          $    1,034,075   $    1,012,278
     Temporary cash investments                                          4,069            4,366
     Dividends and interest receivable                                       2                3
     Receivable for investments sold                                       603               55
                                                                  -------------    -------------

         Total Assets                                                1,038,749        1,016,702
                                                                  -------------    -------------

     Liabilities
     Administrative expenses payable                                       430               55
     Payable for investments purchased                                   3,305            3,241
                                                                  -------------    -------------
         Total Liabilities                                               3,735            3,296
                                                                  -------------    -------------

         Net Assets Available for Benefits                      $    1,035,014   $    1,013,406
                                                                  =============    =============

                                                                                        2003
                                                                                    -------------

     Net Assets Available for Benefits, December 31, 2002                        $     1,013,406

          Employer contributions                                                         155,455
          Interest income                                                                     26
          Dividends                                                                            3
          Transfers from other fund(s)                                                         9
          Net depreciation in fair value of investments                                  (31,938)
          Administrative expenses                                                         (1,840)
          Distributions                                                                  (82,109)
          Transfers to other fund(s)                                                     (17,998)
                                                                                    -------------
                                                                                          21,608
                                                                                    -------------

     Net Assets Available for Benefits, December 31, 2003                        $     1,035,014
                                                                                    =============

 5.   Tax Status - The Plan has received a determination letter from the Internal Revenue Service dated
     March 25, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6.   Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

                                                                                   2003              2002
                                                                             ---------------    --------------

     Net Assets Available for Benefits per the financial statements       $    4,727,335     $    4,468,213

     Less: Distribution payable to participants                                   (5,022)            (3,670)
                                                                             ---------------    --------------

     Net Assets Available for Benefits per the Form 5500                  $    4,722,313    $     4,464,543
                                                                             ===============    ==============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

                                                                                                     2003
                                                                                                 --------------

     Distributions to participants per the financial statements                              $      456,337

     Add: Distributions payable to participants at December 31, 2003                                  5,022

     Less: Distributions payable to participants at December 31, 2002                                (3,670)
                                                                                                 --------------

     Distributions to participants per the Form 5500                                         $      457,689
                                                                                                ==============

     Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                      SBC SAVINGS AND SECURITY PLAN
                                                     EIN 43-1301883, PLAN NO. 004

                               2003 Form 5500 Line 4a - Schedule of Delinquent Participant Contributions
                                                        (Dollars in Thousands)

         December 31, 2003 Participant Contributions           Total that Constitute Nonexempt Prohibited
           Transferred Late to Plan                              Transactions

                     $  3                                                  $  3

                                                      SBC SAVINGS AND SECURITY PLAN
                                                     EIN 43-1301883, PLAN NO. 004

                                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                            December 31, 2003
                                                        (Dollars in Thousands)

                                                                 Description of                               Current
Identity of Issue                                                 Investment                   Cost           Value
 ----------------------------------------------------     ------------------------------     -----------   ------------

Employee Stock Ownership Plan

 *   SBC common shares                                          39,665,345 shares        $      869,303  $   1,034,075
 *   Mellon Trust of New England, N.A.                      Temporary cash investment             4,069          4,069
                                                                                             -----------    ------------
       Total Employee Stock Ownership Plan                                                      873,372      1,038,144
                                                                                             -----------    ------------

SBC Shares Fund

 *   SBC common shares                                          57,841,475 shares                            1,507,927
 *   Mellon Trust of New England, N. A.                     Temporary cash investment                           14,802
                                                                                                             ------------
       Total SBC Shares Fund                                                                    **           1,522,729
                                                                                                             ------------

Bond Fund

 *   Barclays Global Investors Intermediate
                                                                                                             -------------
       Government/Credit Bond Index Fund F                     9,400,728 units                 **              152,386
                                                                                                             -------------

Large Cap Stock Fund

                                                                                                             ------------
*   Barclays Global Investors Equity Index Fund F              34,381,599 units                 **             528,101
                                                                                                             ------------

Interest Income Fund
 Bank of America National Association                       Synthetic contract wrapper
                                                                 #99-086, 4.04%                                (3,087)
Capital Auto Rec Asset Trust                                       Prime Auto                                   1,028
Capital Auto Rec Asset Trust                                       Prime Auto                                   2,995
Capital Auto Rec Asset Trust                                       Prime Auto                                   4,053
Capital Fin Asset Trust                                       Large Equipment Loan                              2,585
Chase Manhattan Auto Owner Trust                                   Prime Auto                                   3,522
Commercial Mortgage Asset Trust                                     Conduit                                     3,576
Credit Suisse First Boston                                          Conduit                                     5,335
Federal Home Loan Banks                                         Agency Debenture                                8,527
Federal Home Loan Mortgage Company                              Agency Debenture                                1,887
Federal Home Loan Mortgage Company                              Agency Debenture                                4,451
Federal National Mtge Assn                                       Agency Hybrid                                  2,965
Federal National Mtge Assn                                         Agency CMO                                   7,479
Federal National Mtge Assn                                     Home Equity Agency                               1,888
Federal National Mtge Assn                                     MBS Agency Hybrid                                7,427
Fleet Credit Card MT                                            Bank Credit Card                                2,006
Household Private lab MT2                                      Retail Credit Card                               5,386
MBNA Master Credit Card Trust                                 Monoline Credit Card                              1,700
Nordstrom Pvt Lbl CC MT                                        Retail Credit Card                               5,271
Prime Credit Card MT                                           Retail Credit Card                               5,359
Residential Funding Mtg Sec                                         Conduit                                     5,849
TIAA Cref                                                           Conduit                                     2,230
Union Acceptance Corp                                            Sub-Prime Auto                                 1,468
United States Treasury                                           Treasury Note                                 16,218
United States Treasury                                           Treasury Note                                  4,942

WFS Financial Owners Trust                                       Sub-Prime Auto                                 2,717
Bank of America National Association                              Cash on Hand                                    438

                                                                                                            ------------
                                                                                                              108,215

CDC Financial Products Inc.                                     7.00% - 7.01%,
                                                              8/29/05 - 10/17/05                                8,085

GE Life and Annuity                                                  7.45%
                                                                   7/7/2004                                     3,723

JP Morgan Chase Bank                                       Synthetic contract wrapper
                                                               #426424-T, 3.83%                                (3,947)
Amex Optima CC MT                                            Monoline Credit Card                               3,261
CIT Equipment Collateral                                     Small Equipment Lease                              6,483
Capital One Master Trust                                     Monoline Credit Card                               1,058
Catipillar Fin Asset Trust                                   Large Equipment Loan                                 846
Chase Credit Card MT                                           Bank Credit Card                                 3,877
Citibank Credit Card IT                                        Bank Credit Card                                 2,054
Citibank Credit Card IT                                        Bank Credit Card                                 5,206
Credit Suisse First Boston                                          Conduit                                     4,348
Daimler Chrysler  NA Hldg                                         Prime Auto                                    1,951
John Deere Owner Trust                                       Large Equipment Loan                               6,930
Federal National Mtge Assn                                     Agency Debenture                                20,933
Federal National Mtge Assn Whole Loan                             Agency CMO                                    5,113
Federal National Mtge Assn                                        Agency PAC                                    4,121
Federal Home Loan Mtge Corp                                       Agency PAC                                    8,206
Federal National Mtge Assn                                       Agency Hybrid                                  6,972
Ford Auto Owners Trust                                            Prime Auto                                    3,791
Ford Auto Owners Trust                                            Prime Auto                                    5,509
Honda Auto Receivables                                            Prime Auto                                    2,726
Household Private lbl. CC                                     Retail Credit Card                                4,309
Lehman Brothers Comm Conduit Mtg                                    Conduit                                     4,657
National City Auto Rec Trust                                      Prime Auto                                    2,617
USAA Auto Owner Trust                                             Prime Auto                                    7,911
United States Treasury                                           Treasury Note                                  5,014
WFS Financial Owners Trust                                      Sub-Prime Auto                                  3,867
JP Morgan Chase                                                  Cash on hand                                   1,526
                                                                                                            ------------
                                                                                                              119,339
Metropolitan Life                                         Synthetic contract wrapper
                                                                 #28434, 3.5%                                  (1,434)
Capital Auto Rec Asset Trust                                      Prime Auto                                    1,497
Carmax Auto Owner Trust                                         Non Prime Auto                                  1,285
Citibank Credit Card IT                                        Bank Credit Card                                 4,081
Chase Manhattan Auto Owns Trust                                     Conduit                                     3,575
Federal Home Loan Mortgage Co                                  Agency Debenture                                 5,551
Federal National Mtge Assn                                     Agency Debenture                                 7,611
Federal National Mtge Assn                                 Agency Mortgage PoolIntex                            5,527
Federal National Mtge Assn - ACES                                 Agency CMBS                                   7,241
Federal National Mtge Assn Whole Loan                             Agency CMO                                    2,905
Honda Auto Receivables                                            Prime Auto                                    2,726

Household Auto Trust                                            Subprime Auto                                  1,407
MBNA Master Credit Card Trust                                Monoline Credit Card                              1,622
Nissan Auto Owners Trust                                          Prime Auto                                   8,045
Nomura Asset Securities Corporation                                Conduit                                     8,426
Toyota Auto Owners Trust                                          Prime Auto                                   4,849
Union Acceptance Corp                                           Sub Prime Auto                                 3,418
United States Treasury                                          Treasury Note                                 19,768
WFS Financial Owners Trust                                      Sub-Prime Auto                                 3,867
Metropolitan Life                                                Cash on hand                                    381

                                                                                                           ------------
                                                                                                              92,348
Monumental                                                          7.17%
                                                                  7/25/2005                                    5,596

Monumental                                                Synthetic Wrapper Contract
                                                              MDA00292TR, 4.82%                               (4,033)
Amex Optima CC MT                                            Monoline Credit Card                                849
Ameriquest Mtg Securities Inc                               Home Equity Senior Sub                             2,884
Asset Backed Funding Certificates                           Home Equity Senior Sub                             4,295
Bank One Issuance Trust                                        Bank Credit Card                                9,203
CIT Equipment Collateral                                    Small Equipment Lease                              1,621
Capital Auto Recovery Asset Trust                                 Prime Auto                                   2,055
Capital One Auto                                                Sub Prime Auto                                 1,758
Carmax Auto Owner Trust                                         Nonprime Auto                                  3,213
Discover Card Master Trust                                     Bank Credit Card                                7,504
Federal National Mtge Assn                                       Agency CMBS                                   5,348
Federal National Mtge Assn Grantor Trust                      Home Equity Agency                               5,082
Federal National Mtge Assn MBS                                Home Equity Agency                               6,155
Federal Home Loan Mtge Corp                                   Home Equity Agency                               3,026
Federal National Mtge Assn Whole Loan                         Home Equity Agency                              10,613
Federal National Mtge Assn Whole Loan                         Home Equity Agency                               6,161
Ford Auto Owners Trust                                            Prime Auto                                   2,582
Home Ownership Funding                                            Step Down                                    1,505
Home Ownership Funding                                            Step Down                                    1,255
Honda Auto Receivables                                            Prime Auto                                   1,956
Honda Auto Receivables                                            Prime Auto                                   1,322
Household Auto Trust                                            Subprime Auto                                    266
MBNA Master Trust                                            Monoline Credit Card                              4,272
Pinnacle CBO Ltd                                                 Asset Backed                                  1,614
KEYCORP                                                            Conduit                                     2,201
Res Asset Mtg Products                                        Home Equity Agency                               4,115
Residential Asset Sec                                        Home Equity Monoline                              3,697
Sears Credit Account Trust                                    Retail Credit Card                                  84
United States Treasury                                          Treasury Note                                  8,148
Vanderbilt Mortgage Finance                                      Mfg HsgSrSub                                  2,376
WFS Financial Owners Trust                                      Sub Prime Auto                                 1,811
Monumental                                                       Cash on hand                                    877

                                                                                                           ------------
                                                                                                             103,815
New York Life Insurance Company                                     5.28%
                                                                   2/2/2004                                   17,502

                                                                                                           ------------

Prudential Insurance Company                                     6.02%-7.48%
                                                               9/7/04-11/30/05                                21,980
Rabobank Nederland                                        Synthetic contract wrapper
                                                              SBC-060201, 3.24%                                 (521)
Chase Manhattan Auto Owner Trust                                  Prime Auto                                   6,951
Federal Home Loan Mtge Corp                                     Agency Hybrid                                  8,116
Federal Home Loan Mtge Company                                 Agency Debenture                                8,882
Federal National Mtge  Assn Whole Loan                        Home Equity Agency                               8,286
Federal National Mtge  Assn Whole Loan                        Home Equity Agency                               6,238
Federal National Mtge  Assn                                     Agency Hybrid                                  3,023
GMACC Commercial Mtg Securities                                    Conduit                                     7,825
Saxon Asset Securities Trust                                Home Equity Senior Sub                             2,869
United States Treasury                                          Treasury Note                                 10,029
United States Treasury                                          Treasury Note                                  7,907
Rabobank Nederland                                               Cash on hand                                    201
                                                                                                           ------------
                                                                                                              69,806
Security Life of Denver                                             7.39%
                                                                  10/4/2004                                    7,431

State Street Bank                                         Synthetic Contract Wrapper
                                                                 99039, 4.93%                                 (4,262)
Amex. Optima CC MT                                           Monoline Credit Card                              5,101
Amex. Optima CC MT                                           Monoline Credit Card                              3,090
Bank One Issuance Trust                                        Bank Credit Card                                9,969
Capital One Master Trust                                     Monoline Credit Card                              6,346
Capital One Auto                                                Subprime Auto                                  2,026
Chase Manhattan Auto Owns Trust                                   Prime Auto                                   2,072
Citibank Credit Card MT                                        Bank Credit Card                                4,216
Commercial Mtg Acceptance Corp                                     Conduit                                     3,004
Delta Funding HEL Trust                                      Home Equity Monoline                              1,587
Federal Home Loan Mtge Corp                                     Agency Hybrid                                    651
Federal Home Loan Mtge Corp                                    Agency Debenture                                1,110
Federal National Mtg Assn                                     Home Equity Agency                               3,166
Federal Home Loan Mtge Corp                                   Home Equity Agency                               3,299
Federal National Mtge  Assn Whole Loan                            Agency CMO                                   7,894
Federal National Mtge  Assn Whole Loan                        Home Equity Agency                               7,529
Federal Home Loan Mtge Corp                                       Agency PAC                                  15,980
Federal Home Loan Mtge Corp                                       Agency PAC                                   7,166
Federal National Mtge  Assn                                     Agency Hybrid                                 16,176
Honda Auto Receivables                                            Prime Auto                                     106
MBNA Master Trust                                            Monoline Credit Card                              3,771
MBNA Master Trust                                            Monoline Credit Card                              1,601
MBNA Master Trust                                            Monoline Credit Card                              2,136
Nissan Auto Owners Trust                                          Prime Auto                                   3,271
KEYCORP                                                            Conduit                                     4,401
Sears Credit Account Trust                                    Retail Credit Card                                 179
United States Treasury                                          Treasury Note                                  2,006
State Street Bank                                                Cash on Hand                                    594
                                                                                                           ------------

SunAmerica Life Insurance Company                                7.14%-7.97%
                                                                1/2/04-9/22/05                                10,722

UBS AG                                                    Synthetic Contract Wrapper
                                                                 5029, 3.24%                                  (1,413)
Americredit Auto Rec                                            Subprime Auto                                  3,104
Capital One Auto                                                Subprime Auto                                  2,532
Chase Credit Card MT                                           Bank Credit Card                                2,692
Chase Funding Mtg Loan Asset-Back                           Home Equity Senior Sub                             4,269
Commercial Mtg Pass-Thru Cert                                      Conduit                                     7,821
Federal Home Loan Mortgage Corporation                          Agency Hybrid                                    551
Federal Home Loan Banks                                        Agency Debenture                               10,032
Federal National Mtge  Assn                                   Home Equity Agency                               3,166
Federal National Mtge  Assn                                   Home Equity Agency                               3,078
Federal National Mtge  Assn Whole Loan                        Home Equity Agency                               3,629
Federal National Mtge  Assn Whole Loan                        Home Equity Agency                               6,196
Federal Home Loan Mtge Corp                                       Agency PAC                                   8,225
Morgan Stanley Capital I                                           Conduit                                     7,757
Res Asset Mtg Products                                        Home Equity Agency                               3,086
TIAA Real Estate CDO Ltd                                           Conduit                                     1,673
United States Treasury                                          Treasury Note                                  4,264
United States Treasury                                          Treasury Note                                  1,065
USB AG                                                           Cash on hand                                  1,205
                                                                                                           ------------
                                                                                                              72,932

*   Mellon Trust of New England, N.A.                     Temporary cash investment                           25,874
                                                                                                           ------------
       Total Interest Income Fund                                                              **            781,553
                                                                                                           ------------

Asset Allocation Fund

*   Barclays Global Investors U.S. Tactical Asset
                                                                                                           ------------
       Fund F                                                  13,688,570 units                **            228,188
                                                                                                           ------------

Global Equity Fund

*   Barclays Global Investors U.S. Equity Market
       Fund F                                                  2,012,571 units                                55,426
*   Barclays Global Investors EAFE Equity
       Index Fund F                                             974,589 units                                 17,241
                                                                                                           ------------
       Total Global Equity Fund                                                                **             72,667
                                                                                                           ------------

Mid and Small Cap Stock Fund

                                                                                                           ------------                                                                                                        ------------
    Extended Equity Market Fund F                              6,019,806 units                 **            101,675
                                                                                                           ------------

International Fund

*   Barclays Global Investors U.S. Equity Market

                                                                                                           ------------
       Fund F                                                  1,013,473 units                 **             17,928
                                                                                                           ------------

Loan Fund

                                                                                                           ------------
*   Loans to Plan Participants                                  5.00% - 5.25%                  **             288,689
                                                                                                           ------------

       TOTAL                                                                                           $    4,732,060
                                                                                                           ============

*     Party-in-Interest.
**    Participant-directed investment, cost not required.
***   Synthetic Insurance Contracts, no stated maturity.

                                                      SBC SAVINGS AND SECURITY PLAN
                                                     EIN 43-1301883, PLAN NO. 004

                                       SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                            December 31, 2003
                                                        (Dollars in Thousands)

                                                                                                                             Current Value
                 Identity of                   Description of           Purchase Price      Selling         Cost of          of Asset on      Net Gain
               Party Involved                       Asset                                    Price           Asset         Transaction Date    (Loss)
       -------------------------------- ------------------------------  ----------------   -----------   ---------------  ----------------- ----------------

Category (iii) - Series of Transactions in Excess of
         5 Percent of Plan Assets

      *SBC Communications Inc.         SBC Communications Inc.
                                          common stock                   $   150,482         $     -       $150,482         $   150,482      $           -

      *SBC Communications Inc.         SBC Communications Inc.
                                          common stock                             -          82,107         69,392              82,107             12,715

      *Mellon Trust of New England,    Pooled Employee Funds Daily
         N. A.                            Liquidity Fund                     194,222               -        194,222             194,222                  -

      *Mellon Trust of New England,    Pooled Employee Funds Daily
         N. A.                            Liquidity Fund                           -         194,494        194,494             194,494                  -

      *  All transactions were purchased and sold on the market.

There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2003.

                                                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                                   SBC SAVINGS AND SECURITY PLAN

                                                                   By SBC Communications Inc., Plan Administrator
                                                                   for the Foregoing Plan

                                                                     By  /s/ Karen E. Jennings
                                                                         ------------------------------------------
                                                                         Karen E. Jennings
                                                                         Senior Executive Vice President -
                                                                         Human Resources and Communications

Date: June 23, 2004

                                                             EXHIBIT INDEX

       Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

     Exhibit
     Number

       23       Consent of Independent Registered Public Accounting Firm

                                                                                                                                  EX 23
                                                                                                                     Form 11-K for 2003
                                                                                                                        File No. l-8610

                                            Consent of Independent Registered Public Accounting Firm

         We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-101433) pertaining to SBC
         Savings and Security Plan of our report dated June 21, 2004, with respect to the financial statements and supplemental schedules of SBC Savings and Security Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

                                                                       /s/ ERNST & YOUNG LLP

         San Antonio, Texas
         June 21, 2004